FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 December 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 December 2005.

3.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 2 December 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 December 2005.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 December 2005.

6.	Press release entitled, “AstraZeneca and Protherics Announce Late Stage Licensing Agreement On CytoFabÔ For Treatment Of Sepsis”, dated 8 December 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 December 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 December 2005.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 December 2005.

10.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329 Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 15 December 2005.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 December 2005.

12.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 20 December 2005.

13.	Press release entitled, “AtheroGenics and AstraZeneca Announce Late

Stage Licensing and Commercialisation Agreement for Novel Atherosclerosis Drug AGI-1067”, dated 22 December 2005.

14.	Press release entitled, “Acquisition Of KuDOS Pharmaceuticals Will Enhance AstraZeneca’s Ability To Generate Novel Cancer Treatments”, dated 23 December 2005.

15.	Press release entitled, “AstraZeneca signs Collaboration Agreement with Targacept for new Neuronal Nicotinic Receptor Compounds”, dated 28 December 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	5 January 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 November 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2677 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,584,608,337.

G H R Musker
Company Secretary
1 December 2005

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 December 2005, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2683 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,584,258,337.

G H R Musker
Company Secretary
2 December 2005

Item 3

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 1 December 2005, Dr Barrie Thorpe, Executive Vice-President, Operations, a person discharging managerial responsibilities, acquired an interest in 226 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 1756 pence per share following the exercise of an option under the AstraZeneca Savings Related Share Option Scheme.

G H R Musker
Company Secretary
2 December 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 December 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2706 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,583,493,254.

G H R Musker
Company Secretary
7 December 2005

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 December 2005, it purchased for cancellation 1,100,000 ordinary shares of AstraZeneca PLC at a price of 2694 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,582,396,254.

G H R Musker
Company Secretary
8 December 2005

Item 6

AstraZeneca and Protherics Announce Late Stage Licensing Agreement
On CytoFab™ For Treatment Of Sepsis

AstraZeneca today announced a global development and commercialisation agreement for Protherics anti-sepsis product CytoFab™. CytoFab™ is currently being prepared for a single phase III registration study in severe sepsis in line with guidance received at an end of phase II meeting with the US Food and Drug Administration (FDA).

AstraZeneca will be responsible for developing CytoFab™, an anti-TNF-alpha polyclonal antibody fragment (Fab) product, as a treatment for TNF-alpha mediated diseases in man, with an initial target indication of severe sepsis. Sepsis is a life-threatening condition resulting from uncontrolled severe infections which affects an estimated three million people a year worldwide. Under the terms of the agreement, AstraZeneca will undertake all clinical development work for CytoFab™ and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material. The agreement will become effective upon the expiration of the Hart-Scott-Rodino waiting period in the US, which is anticipated early in 2006.

The agreement has a potential total deal value, excluding royalties, of approximately £195 million to Protherics, including an initial payment of £16.3 million. In addition, AstraZeneca will make a £7.5 million equity investment in Protherics to be paid in cash, at 68.24 pence per share, being a 30 percent premium to the average middle market closing price of Protherics shares over the three months prior to the date of the agreement. AstraZeneca will own approximately 4.3 percent of Protherics’ enlarged share capital.

Protherics will receive additional payments worth up to £171 million payable upon the achievement of milestones. A significant proportion of these payments are contingent on pre-approval milestones being achieved. There are no milestone payments related to sales performance. Protherics will also receive royalties on global product sales of 20 percent of net sales which reflect the late stage development status and market potential of CytoFab™. Protherics will also receive additional payments in return for the commercial supply of the product and will invest to expand its manufacturing capacity accordingly.

AstraZeneca plans to start the pivotal phase III study for CytoFab™ in the US and EU in 2007 following completion of improvements to the current manufacturing process. Protherics has previously demonstrated in a phase IIb study that CytoFab™ caused a marked reduction in TNF-alpha in the blood and lung tissues of patients with severe sepsis, and that patients required on average five days’ less mechanical ventilation than when treated with placebo. In addition, CytoFab™ showed an encouraging trend suggesting a survival benefit compared to placebo and a favourable side-effect profile.

Approximately one third of patients with severe sepsis die from major organ failure. Patients typically require mechanical ventilation and intensive care. There is only one product currently available for the treatment of severe sepsis and there remains a considerable unmet need for treatment of this life-threatening condition.

Dr John Patterson, Executive Director of Development, AstraZeneca, said: “ CytoFab™ is an exciting opportunity for AstraZeneca to extend its infection franchise. By working together with Protherics, we now have the opportunity to build on the excellent phase IIb data already generated. Our goal is to make CytoFab™ the standard of care for patients with sepsis, improving their chances of recovery and reducing their length of stay in intensive care. We hope it will provide clinicians with a new means of addressing this devastating condition and ultimately, help save lives.”

Dr Andrew Heath, Chief Executive of Protherics, said: “We are delighted to announce a major licensing deal with AstraZeneca for CytoFab™. AstraZeneca has proven to be a focused and agile partner and as one of the leading pharmaceutical companies in the world, it has the clinical, regulatory and marketing strength to maximize the potential of CytoFab™. ”

A conference call and webcast for analysts will be held at 13.00 GMT on Thursday 8th December. Full details are available on www.astrazeneca.com.

8th December 2005

Media Enquiries

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 December 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2685 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,581,596,254.

G H R Musker
Company Secretary
9 December 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 December 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2742 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,581,049,741.

G H R Musker
Company Secretary
14 December 2005

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 December 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2758 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,580,488,508.

G H R Musker
Company Secretary
15 December 2005

Item 10

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 14 December 2005 Sir Tom McKillop, a Director of the Company, sold 77,774 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 2749 pence per share.

The sale of these shares at this time by Sir Tom is based on independent, personal financial advice received by him in the context of tax planning for his retirement from the Board of AstraZeneca PLC at the end of 2005. In order to take full advantage of the taper relief on the capital gain incurred on the sale of these shares, it was necessary for the sale to occur while Sir Tom is still employed by the Company.

Following this sale, Sir Tom McKillop’s total holding in the Company is 119,258 shares, which represents approximately 0.008% of the issued ordinary capital of the Company. This total includes a conditional entitlement to a target award of 104,417 shares granted under the AstraZeneca Performance Share Plan in June 2005. Sir Tom also holds options over 678,481 Ordinary Shares in the Company granted under two executive share option schemes.

G H R Musker
Company Secretary
15 December 2005

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 December 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2751 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,579,822,287.

G H R Musker
Company Secretary
16 December 2005

Item 12

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 19 December 2005 we were informed by Wellington Management Company, LLP, a registered investment advisor in the U.S., that on 19 December 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 78,671,049 shares (4.98 per cent of the current issued ordinary capital) from the previously notified level of 79,723,952 shares (5.02 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
20 December 2005

Item 13

AtheroGenics and AstraZeneca Announce Late Stage Licensing and
Commercialisation Agreement for Novel Atherosclerosis Drug AGI-1067

AstraZeneca today announced that it has entered into a licensing deal with AtheroGenics, Inc. (Nasdaq: AGIX) for the global development and commercialisation of their anti-inflammatory cardiovascular product candidate, AGI-1067. AGI-1067 is an investigational oral drug for the treatment of atherosclerosis, the underlying disease process that leads to heart attacks and strokes and is currently in Phase III development in the ARISE (Aggressive Reduction of Inflammation Stops Events) trial.

Under the terms of the agreement AtheroGenics will receive an upfront fee of $50 million and, subject to the achievement of specific milestones including a successful outcome in the ARISE trial, AtheroGenics will be eligible for development and regulatory milestones of up to $300 million. The agreement also provides for progressively demanding sales performance related milestones of up to a further $650 million. In total, if successfully commercialised, AtheroGenics will be eligible for fees and milestones of up to $1 billion. AtheroGenics will also receive stepped royalties on product sales, which reflect the late stage development status and market potential of AGI-1067.

“This collaboration with AtheroGenics, is an important step in AstraZeneca’s plans to further strengthen its cardiovascular franchise,” said Dr John Patterson, Executive Director, Development for AstraZeneca. “We believe that AtheroGenics’ approach to partnering AGI-1067 has provided both companies with a potential win-win situation by giving AstraZeneca exclusive access to a drug with substantial market potential for a reasonable entry fee, while AtheroGenics stands to benefit significantly with commercial success. AGI-1067 has the real potential to further enhance our position among the leaders in cardiovascular medicine.”

“We are pleased to announce this partnership with AstraZeneca, one of the world’s foremost leaders in cardiovascular medicines and other major pharmaceutical products,” said Dr Russell M. Medford, President and Chief Executive Officer of AtheroGenics. “The benefit of this collaboration goes well beyond the obvious financial rewards and gives AtheroGenics the opportunity to access AstraZeneca’s commercial expertise as we establish our own sales and marketing group in preparation for the next phase of our corporate growth. We and AstraZeneca both look forward to the upcoming ARISE clinical trial results, which will be instrumental in defining the future of the collaboration.”

Commercialisation of AGI-1067 would also provide AtheroGenics with additional resources to begin its transition from a research and development organisation to a commercial enterprise. AstraZeneca will fund, for a minimum of three years, the formation and operation of a 125-person AtheroGenics specialty sales force focused on the cardiology field in the US which will co-promote both AGI-1067 and one other of AstraZeneca’s key cardiovascular drugs during that time.

AtheroGenics will retain responsibility for the ongoing ARISE Phase III clinical trial and for regulatory filings in the US. AstraZeneca will have full responsibility for pre-commercialisation activities involving the compound, which will commence immediately, and oversee all aspects of the marketing, sales and distribution of AGI-1067 on a worldwide basis. AstraZeneca will also be responsible for all non-U.S. regulatory filings. Both parties will contribute scientific and commercial expertise to the project.

Initiated in 2003 and following on from Phase II studies for AGI-1067 suggesting regression of atherosclerotic plaque, ARISE is a multinational, double-blind, placebo controlled study designed to assess the benefits of AGI-1067 on top of current standard therapies in patients with coronary heart disease. Involving more than 6000 patients in over 250 cardiac centres including the US, Canada, UK and South Africa, this study evaluates the impact of AGI-1067 on a composite measure of several outcome endpoints including death due to CHD, heart attack, stroke, revascularisation and hospital admission for unstable angina. The ARISE study is due to report in the second half of 2006.

AGI-1067 is a novel oral compound that was designed to selectively block the inflammatory process in atherosclerosis. AGI-1067 blocks signalling pathways within the endothelial cells that make up the inner lining of blood vessels, which in turn inhibits the production of VCAM-1 and other molecules involved in the inflammatory process. VCAM-1 recruits inflammatory cells to the surface of the endothelial cell, initiating the chronic inflammatory reaction that ultimately results in atherosclerosis.

The collaboration announced today is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

22nd December 2005

Media Enquiries

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

- ends -

Item 14

Acquisition Of KuDOS Pharmaceuticals Will Enhance AstraZeneca’s
Ability To Generate Novel Cancer Treatments

AstraZeneca today announced an agreement to acquire KuDOS Pharmaceuticals Limited, a privately-owned UK biotechnology company, focused on the discovery and development of oncology therapies based on the inhibition of DNA repair. The total share capital of the company will be purchased for $210m cash, subject to debt and working capital adjustment. The transaction is expected to close early in 2006.

Acquisition of KuDOS Pharmaceuticals represents an important strategic step for AstraZeneca: strengthening its portfolio of promising cancer treatments from external opportunities and also demonstrating its commitment to discover, develop and bring to market innovative therapies.

This transaction provides AstraZeneca with a widely-recognised expert group and technology platform in an area of research that complements internal capabilities in oncology, one of the company’s key therapy areas. The DNA repair platform developed by KuDOS Pharmaceuticals, in association with its founder Professor Stephen Jackson of Cambridge University, includes several different approaches towards inhibition of enzymes involved in the responses to various types of DNA damage. DNA repair inhibitors have the potential to kill cancer cells either as stand-alone therapy or by enhancing the efficacy of chemo- and radio-therapies.

The acquisition of KuDOS Pharmaceuticals augments AstraZeneca’s portfolio with clinical and pre-clinical compounds and programmes. An innovative, targeted compound, KU 59436, an oral poly-ADP-ribose polymerase (PARP) enzyme inhibitor, is currently in phase I clinical development.

PARP is a key signalling enzyme involved in triggering repair of single strand DNA damage. PARP inhibition selectively kills tumour cells lacking the homologous recombination (HR) DNA repair pathway whilst sparing normal cells. Known defects in HR repair include the well-characterised hereditary BRCA1 and BRCA2 mutations in breast and ovarian cancer for which diagnostic tests are available. This therapeutic/diagnostic combination offers the exciting potential that KU 59436 can be developed as a new cancer monotherapy targeted for the benefit of a definable patient population.

“KuDOS Pharmaceuticals is an excellent opportunity to acquire an established technology platform additive to our own oncology research capabilities and promising early development stage compounds at the same time,” said Dr. John Patterson, Executive Director of Development, AstraZeneca.

KuDOS Pharmaceuticals currently has some 75 employees deployed on two UK sites: Cambridge and Horsham. AstraZeneca’s immediate plans are for KuDOS Pharmaceuticals to become a hub for DNA repair discovery activities reporting into the Global Cancer and Infection Research Area (CIRA) and it will remain at its present sites. CIRA also has discovery hubs in Alderley Park (UK), Boston (US) and Bangalore (India).

“Our scientists are looking forward to working within the AstraZeneca research framework, which is recognised as being a world leader in oncology,” said Dr Graeme Smith, Research Director of KuDOS Pharmaceuticals.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $21.4 billion and leading positions in sales of gastrointestinal, cardiovascular, respiratory, oncology and neuroscience products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

KuDOS Pharmaceuticals’ current shareholders include investment funds represented by Advent Venture Partners, BankInvest Biomedical Venture, Euclid SR Partners, Johnson & Johnson Development Corporation, Life Science Partners (LSP), 3i, and SV Life Sciences, who were advised on the transaction by Lazard.

23 December, 2005

Media Enquiries

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

KuDOS Pharmaceuticals:

Dr Barrie Ward, Chief Executive Officer, tel: +44 (0)1223 719719

-Ends-

Item 15

ASTRAZENECA SIGNS COLLABORATION AGREEMENT WITH TARGACEPT FOR NEW NEURONAL NICOTINIC RECEPTOR COMPOUNDS

Phase II compound for improving cognitive deficits in Alzheimer’s Disease and Schizophrenia included in agreement

AstraZeneca today announced that it has signed an exclusive global licensing and research collaboration agreement with Targacept Inc. for the development and commercialization of Targacept's phase II compound, TC-1734 to treat Alzheimer's disease, cognitive deficits in schizophrenia and other cognitive disorders. The four-year research collaboration also allows for the development of other compounds that act on neuronal nicotinic receptors (NNRs).

Under the agreement, which is subject to the expiration or termination of the HSR (Hart Scott Rodino) clearance period in the US, AstraZeneca will obtain the global rights for the development and commercialization of TC-1734 and any compounds that arise out of the research collaboration with the aim of developing differentiated treatments for treating cognitive decline, an area of high unmet medical need.

Upon effectiveness of the agreement, Targacept will receive an initial payment of $10 million from AstraZeneca. The parties will then begin the research collaboration and AstraZeneca will initiate additional safety and product characterization studies of TC-1734. Successful completion of these studies and a determination by AstraZeneca to initiate further phase II clinical studies of TC-1734 would trigger an additional milestone payment of $20 million to Targacept in addition to approximately $26 million in research support payments over the four year period. Taking into account the upfront payment, research funding, and further payments contingent on achievement of development regulatory and first commercial sale milestones for TC-1734, Targacept is eligible to receive approximately $300 million in payments, together with stepped double digit royalties dependent on sales achieved following regulatory approval.

"AstraZeneca is committed to developing innovative therapies in the areas of unmet need in Alzheimer's disease, Schizophrenia and other cognitive disorders, and NNR-targeted therapeutics are an exciting area for us. We believe that Targacept’s longstanding leadership position in NNR research will build upon our existing strengths and open up new opportunities for AstraZeneca," said Bob Holland, Vice President Neuroscience and Head of the Neuroscience Therapy Area, AstraZeneca.

/over

"We are delighted to have AstraZeneca as our discovery and development collaborator for our TC-1734 program and drug discovery efforts in cognitive disorders," said J. Donald deBethizy, Ph.D., President and Chief Executive Officer of Targacept. "AstraZeneca has a demonstrated expertise in developing and commercializing treatments for central nervous system diseases, and we look forward to working closely with our AstraZeneca colleagues to advance TC-1734 and this important research."

Alzheimer's Disease represents an area of huge medical need in the developed and developing world, causing great distress to patients and their carers and imposing a major financial and resource burden upon society. Current treatments have limited efficacy and significant side effects in many patients.

Cognitive disorders are a core strategic area for AstraZeneca and this collaboration underlines the commitment of AstraZeneca in Alzheimer's disease, Schizophrenia and other cognitive disorders. AstraZeneca's SEROQUEL, the highly successful antipsychotic medication indicated for schizophrenia and bipolar disorder, is the fastest growing atypical antipsychotic and number one prescribed atypical in the United States.

-ENDS-

28th December 2005

For further information, please visit www.astrazenecapressoffice.com or contact:

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

/over

Notes to Editors:

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $21.4 billion and leading positions in sales of gastrointestinal, cardiovascular, respiratory, oncology and neuroscience products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

In Neuroscience, AstraZeneca is dedicated to providing medicines that have the potential to change patients' lives. The company already markets several products including SEROQUEL and ZOMIG. SEROQUEL has been licensed for the treatment of schizophrenia since 1997 and is available in 85 countries for the treatment of this condition. SEROQUEL is also licensed in 73 countries for the treatment of mania associated with bipolar disorder. The Neuroscience pipeline includes leading approaches for the treatment of depression and anxiety, overactive bladder, dementia, stroke, pain control and anaesthesia.

About Targacept

Targacept is a biopharmaceutical company engaged in the design, discovery and development of a new class of drugs to treat multiple diseases and disorders of the central nervous system by selectively targeting neuronal nicotinic receptors, or NNRs. NNRs are found on nerve cells throughout the nervous system and serve as key regulators of nervous system activity. Targacept’s product candidates are designed to selectively target specific NNR subtypes to promote therapeutic effects and limit adverse side effects. Targacept has a marketed product, Inversine(r) (mecamylamine hydrochloride), product candidates in clinical development for cognitive impairment, including Alzheimer's disease and age associated memory impairment, pain and depression, and multiple ongoing preclinical programs.

-ENDS-